SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Arvinas, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

04335A105

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 04335A105	13 G	Page 2 of 10

1	NAMES OF REPORTING PERSONS Nextech V Oncology, S.C.S., SICAV-SIF
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,694,351
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,694,351
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,694,351
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	4.3% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	PN

(1)	This Schedule 13G is filed by Nextech V Oncology, S.C.S., SICAV-SIF (“Nextech V LP”), Nextech V GP S.à r.l. (“Nextech V GP”), Dalia Bleyer (“Bleyer ”), James Pledger (“Pledger”) and Thomas Lips (“Lips” and together with Nextech V LP, Nextech V GP, Bleyer and Pledger, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	This percentage is based on 38,975,725 shares outstanding as of November 12, 2019, as reported in the Issuer’s final prospectus dated November 7, 2019 as filed with the Securities and Exchange Commission on November 12, 2019 (including the exercise in full of the underwriter’s option to purchase additional shares in such offering, as reported in the Issuer’s Current Report on Form 8-K, filed on November 12, 2019.

CUSIP NO. 04335A105	13 G	Page 3 of 10

1	NAMES OF REPORTING PERSONS Nextech V GP S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,694,351
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,694,351
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,694,351
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	4.3% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	This percentage is based on 38,975,725 shares outstanding as of November 12, 2019, as reported in the Issuer’s final prospectus dated November 7, 2019 as filed with the Securities and Exchange Commission on November 12, 2019 (including the exercise in full of the underwriter’s option to purchase additional shares in such offering, as reported in the Issuer’s Current Report on Form 8-K, filed on November 12, 2019.

CUSIP NO. 04335A105	13 G	Page 4 of 10

1	NAMES OF REPORTING PERSONS Dalia Bleyer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Lithuania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,694,351
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,694,351

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,694,351
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	4.3% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	This percentage is based on 38,975,725 shares outstanding as of November 12, 2019, as reported in the Issuer’s final prospectus dated November 7, 2019 as filed with the Securities and Exchange Commission on November 12, 2019 (including the exercise in full of the underwriter’s option to purchase additional shares in such offering, as reported in the Issuer’s Current Report on Form 8-K, filed on November 12, 2019.

CUSIP NO. 04335A105	13 G	Page 5 of 10

1	NAMES OF REPORTING PERSONS James Pledger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,694,351
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,694,351

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,694,351
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	4.3% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	This percentage is based on 38,975,725 shares outstanding as of November 12, 2019, as reported in the Issuer’s final prospectus dated November 7, 2019 as filed with the Securities and Exchange Commission on November 12, 2019 (including the exercise in full of the underwriter’s option to purchase additional shares in such offering, as reported in the Issuer’s Current Report on Form 8-K, filed on November 12, 2019.

CUSIP NO. 04335A105	13 G	Page 6 of 10

1	NAMES OF REPORTING PERSONS Thomas Lips
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,694,351
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,694,351

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,694,351
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	4.3% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	This percentage is based on 38,975,725 shares outstanding as of November 12, 2019, as reported in the Issuer’s final prospectus dated November 7, 2019 as filed with the Securities and Exchange Commission on November 12, 2019 (including the exercise in full of the underwriter’s option to purchase additional shares in such offering, as reported in the Issuer’s Current Report on Form 8-K, filed on November 12, 2019.

CUSIP NO. 04335A105	13 G	Page 7 of 10

Introductory Note: This statement on Schedule 13G is filed on behalf of the Reporting Persons, in respect of shares of Common Stock (“Common Stock”) of Arvinas, Inc. (the “Issuer”).

Item 1(a)	Name of Issuer:

Arvinas, Inc.

Item 1(b)	Address of Issuer’s principal executive offices:
5 Science Park 395 Winchester Avenue New Haven, Connecticut 06511

Items 2(a)	Name of Reporting Persons filing:

Nextech V Oncology, S.C.S., SICAV-SIF (“Nextech V LP”)

Nextech V GP S.à r.l. (“Nextech V GP”)

Dalia Bleyer  (“Bleyer ”)

James Pledger (“Pledger”)

Thomas Lips (“Lips”)

Item 2(b)	Address or principal business office or, if none, residence:

The address of the principal business office:	8 rue Lou Hemmer L-1748 Senningerberg Grand-Duché de Luxembourg

Item 2(c)	Citizenship:

Name	Citizenship or Place of Organization
Nextech V LP	Luxembourg
Nextech V GP	Luxembourg
Bleyer	Lithuania
Pledger	United Kingdom
Lips	Switzerland

Item 2(d)	Title of class of securities: Common Stock, $0.001 par value per share

Item 2(e)	CUSIP No.: 04335A105

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filings is a:

Not applicable.

Item 4	Ownership

The following information with respect to the ownership of Common Stock of the Issuer by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2019.

CUSIP NO. 04335A105	13 G	Page 8 of 10

Reporting Persons	Shares of Common Stock Held Directly	Sole Voting Power	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership	Percentage of Class (1)(3)
Nextech V LP	1,694,351	1,694,351	0	1,694,351	0	1,694,351	4.3%
Nextech V GP (2)	0	1,694,351	0	1,694,351	0	1,694,351	4.3%
Bleyer (2)	0	0	1,694,351	0	1,694,351	1,694,351	4.3%
Pledger (2)	0	0	1,694,351	0	1,694,351	1,694,351	4.3%
Lips (2)	0	0	1,694,351	0	1,694,351	1,694,351	4.3%

(1)	Consists of 1,694,351 shares of Common Stock of the Issuer held directly by Nextech V LP.
(2)	The shares are held by Nextech V LP. Nextech V GP serves as the sole general partner of Nextech V LP and has sole voting and investment control over the shares owned by Nextech V LP and may be deemed to own beneficially the shares held by Nextech V LP. Nextech V GP owns no securities of the Issuer directly. Bleyer , Pledger and Lips are members of the board of managers of Nextech V GP and share voting and dispositive power over the shares held by Nextech V LP, and may be deemed to own beneficially the shares held by Nextech V LP. The managing members own no securities of the Issuer directly.
(3)	The 1,694,351 shares of Common Stock beneficially owned by the Reporting Person represent 4.3% of the Issuer’s outstanding Common Stock. This percentage is based on 38,975,725 shares outstanding as of November 12, 2019, as reported in the Issuer’s final prospectus dated November 7, 2019 as filed with the Securities and Exchange Commission on November 12, 2019 (including the exercise in full of the underwriter’s option to purchase additional shares in such offering, as reported in the Issuer’s Current Report on Form 8-K, filed on November 12, 2019.

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6	Ownership of More than Five Percent on Behalf of Another Person

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certifications

Not applicable.

CUSIP NO. 04335A105	13 G	Page 9 of 10

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the attached statement on Schedule 13G is true, complete and correct.

Dated: February 13, 2020

Nextech V Oncology, S.C.S., SICAV-SIF

By:	Nextech V GP S.à r.l.
Its:	General Partner

By:	/s/ Dalia Bleyer
Dalia Bleyer , Managing Member

By:	/s/ James Pledger
James Pledger, Managing Member

Nextech V GP S.à r.l.

By:	/s/ Dalia Bleyer
Dalia Bleyer , Managing Member

By:	/s/ James Pledger
James Pledger, Managing Member

/s/ Dalia Bleyer
Dalia Bleyer

/s/ James Pledger
James Pledger

/s/ Thomas Lips
Thomas Lips

CUSIP NO. 04335A105	13 G	Page 10 of 10

Exhibit(s):

Exhibit 99.1:	Joint Filing Statement